UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2016

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795 and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 6, 2016, a Special General Meeting of Shareholders of Can-fite BioPharma Ltd. (the “Company”) and a Special General Meeting of Series 11 Warrant Holders of the Company approved, in accordance with the majority required, a proposal to (i) amend the terms of the Company’s Series 11 Warrants by extending the expiration date of the Series 11 Warrants from April 30, 2016 to October 31, 2016 and allowing the Series 11 Warrants to be exercised on any trading day. Such proposals were described in the Company’s Notice of Special General Meeting of Shareholders and Holders of Series 11 Warrants, dated April 25, 2016, and in its Proxy Statement, dated April 25, 2016, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on April 25, 2016.

On June 7, 2016, the Company issued a press release announcing that it has submitted its protocol design to the European Medicines Agency (EMA) for a Phase III trial and Registration Plan for the Company’s lead compound Piclidenoson (CF101) in the treatment of psoriasis. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated June 7, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-FiteBioPharma Ltd.

Date: June 7, 2016	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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